FILE NO. 82-34745

RECEIVED

2007 DEC 28 P 12:07

CORPORATE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	11/01/2007 - 11/30/2007

07028847

SUPPL

Summary

Issued & Outstanding Opening Balance :	50,992,096	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	4,600		
Other Issuances and Cancellations	-110,000		
Issued & Outstanding Closing Balance :	50,886,696		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,283,800** As at : 11/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2007	N		4,600		

Filer's comment
TSX reserve = 3,005,000 TSX available to be granted = 1,725,800

Totals		0	4,600	0	0

Stock Options Outstanding Closing Balance: **1,279,200** As at : 11/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/30/2007	Issuer Bid	-110,000
Totals		-110,000

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

1/2/08

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	6,934,568	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,934,568		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34745

Insider transaction detail - View details for insider

2007-12-04 13:16 ET

Transactions sorted by : Insider
Insider company name : atco (Starts with)
Filing date range : December 4, 2007 - December 4, 2007

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1089682	2007-11-05	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	63.4800	25,000						
1089684	2007-11-05	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						
1089686	2007-11-09	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+25,000	63.1600	25,000						
1089687	2007-11-09	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-25,000		0						
1089688	2007-11-16	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+20,000	63.4800	20,000						
1089689	2007-11-16	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-20,000		0						
1089690	2007-11-23	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+20,000	62.8300	20,000						
1089691	2007-11-23	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-20,000		0						
1089693	2007-11-30	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+20,000	60.7300	20,000						
1089694	2007-11-30	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-20,000		0						

END